Schedule 5

SNL BANK & THRIFT DAILY      Friday, Aug. 13, 2004    Page 4 & 5

NORTHEAST
Abington Community Bancorp Inc. (MHC)  (T)  PA
On Aug. 11, Jenkintown, PA-based Abington Community Bancorp Inc. (MHC) disclosed in an amended registration statement on Form S-1 that the thrift was decreasing the number of shares to be allocated to the management recognition and retention plan in the upcoming mutual holding company conversion of unit Abington Savings Bank. The MRP will be allotted 2% of the total shares, down from the original allocation of 2.86% of total shares.

The new minority price to book ranges from 45.9% to 58.6%, while the pro forma fully converted price to book at March 31 is unchanged, ranging from 72.66% to
84.41 %.

Elias Matz Tiernen & Herrick LLP is serving as conversion counsel. RP Financial LC performed the appraisal of the institution. Keefe Bruyette & Woods Inc. will act as deal manager for the offering